Mail Stop 3561

July 14, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Robert McGehee
Chief Executive Officer
Progress Energy Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

> **Re:** **Progress Energy Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-15929**
>
> **Carolina Power and Light Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-03382**
>
> **Florida Power Corp**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-03274**

Dear Mr. McGehee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Progress Energy Inc. Form 10-K for the Year Ended December 31, 2005

Note 8. Goodwill and Other Intangible Assets, page 147

1. Please explain to us the contributing factors that led to the full $64 million goodwill impairment charge of the Georgia Region reporting unit. In this regard, it would be helpful to understand what evaluation took place of the "business opportunities" that led to the impairment in the first quarter of 2006. Finally, please provide to us the goodwill impairment tests that were conducted in the third and fourth quarters of 2005, and the first quarter of 2006 explaining in detail how you concluded impairment was not required in the third or fourth quarters of 2005.

Note 17. Severance, page 184

2. Please explain to us the nature of the workforce restructuring program and the benefits you offered to the 450 employees whose positions were eliminated. It would appear that both involuntary and voluntary benefits were offered. In this regard, explain to us why you accrued $31 million of severance costs in the first quarter 2005 and then reversed $26 million of such benefits in subsequent quarters. In this regard, help us understand how you evaluated the initial benefits offered, and the accrual, related to the workforce reduction program under SFAS no. 146. It is our understanding that only involuntary one time termination benefits would be initially accrued under paragraph 13 of Statement 146, and any voluntary retirement benefits would be accrued when accepted pursuant to paragraph 15 of SFAS no. 88. Furthermore, please describe to us the nature of the postretirement termination benefits offered in your voluntary retirement program, and how you evaluated such benefits under SFAS no. 88.

3. Prospectively, please indicate whether the O&M cost savings are expected to be offset by anticipated increases in other expenses, such as costs associated with your meter reading initiative. See SAB Topic 5 P.

23. Commitments and Contingencies, page 200

C. Guarantees, page 204

4. You disclose you have recognized liabilities of $41 million related to guarantees and indemnifications to third parties, although you disclose an unlimited exposure to certain environmental indemnifications and a maximum exposure related to other guarantees of $152 million. Please explain to us how you estimated the fair value of your recorded liabilities. If present value techniques were used pursuant to FIN 45, then please provide the significant assumptions used to calculate the liabilities.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief Accountant